Consent of Independent Registered Public Accounting Firm

The Plan Administrator of
     Financial Institutions, Inc. 401(k) Plan:

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-87338) pertaining to the Financial Institutions, Inc. 401(k) Plan, of our report dated June 21, 2004 relating to the statements of net assets available for plan benefits of Financial Institutions, Inc. 401(k) Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended, and the schedule of assets held at the end of year as of December 31, 2003, which report is included in the Form 11-K of the Financial Institutions, Inc. 401(k) Plan.

/s/ KPMG LLP

Buffalo, New York
June 28, 2004